Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 10 DATED DECEMBER 27, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Lyon - Integral Anaheim Associates, LLC

On December 21, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Lyon - Integral Anaheim Associates, LLC (the “RSE- The George Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $11,500,000, which is the initial stated value of our equity interest in the RSE- The George Controlled Subsidiary (the “RSE- The George Controlled Subsidiary Investment”). The RSE- The George Controlled Subsidiary used the proceeds to refinance a single mid-rise multifamily property totaling 340 units located at 2211 E Orangewood Ave, Anaheim, CA 92806 (the “RSE- The George Property”). The RSE- The George Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE- The George Controlled Subsidiary is managed by Lyon Living (“Lyon”). Lyon is a vertically integrated, Los Angeles based operator with a current portfolio of approximately 7,310 apartments spread across 33 properties in California, Colorado, Georgia, Florida, and Nevada. Lyon was founded over 50 years ago and is headquartered in Newport Beach, CA with a staff of over 350 employees. They have a strong focus on property management, with experience in both value-add and development projects. Since its inception, Lyon has acquired, managed, and/or renovated over 23,000 units and developed over 15,000 units. It currently has over $2 billion and over 7,000 units under management and development.

Pursuant to the agreements governing the RSE- The George Controlled Subsidiary Investment (the “RSE- The George Operative Agreements”), our consent is required for all major decisions regarding the RSE- The George Property. In addition, pursuant to the RSE- The George Operative Agreements, we are entitled to receive a preferred economic return of 9.9% on our RSE- The George Controlled Subsidiary Investment, with 5.0% paid current year 1 and 6.0% paid current years 2 and thereafter, with non-current return accrued to redemption. In addition, an affiliate of our sponsor earned an origination fee of 1.5% of the RSE- The George Controlled Subsidiary Investment, as well as an approximate $30,000 in due diligence fees and third-party reimbursements, paid directly by the RSE- The George Controlled Subsidiary.

The RSE- The George Controlled Subsidiary is expected to redeem our RSE- The George Controlled Subsidiary Investment by January 1, 2030 (the “RSE- The George Redemption Date”). In the event that the RSE- The George Controlled Subsidiary Investment is not redeemed by the RSE- The George Redemption Date, pursuant to the RSE- The George Operative Agreements, we have the right, in our discretion, to force the sale of the RSE- The George Property outright. The RSE- The George Controlled Subsidiary may redeem our RSE- The George Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE- The George Controlled Subsidiary Investment.

Simultaneous with the closing of the RSE- The George Controlled Subsidiary Investment, senior financing was provided through a $95,600,000 secured loan from HFF/Freddie Mac (the “RSE- The George Senior Loan”). The loan features an 11-year term and 10 years interest-only at a fixed rate of 4.58%. Aggregate with the RSE- The George Senior Loan, the RSE- The George Controlled Subsidiary Investment features a LTV of 70.0% based on third-party appraised value. There can be no assurance that such value is correct. The combined LTV ratio is the amount of the RSE- The George Senior Loan plus the amount of the RSE- The George Controlled Subsidiary Investment, divided by the appraised value of the RSE- The George Property. LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV to define leverage for properties that are generating cash flow.

The George features five stories of one, two, and three bedroom residential units built around a 7-story parking structure and is 93% occupied. It offers modern floor plans, gourmet kitchens, European-style cabinetry, stainless steel appliances, in-home washer and dryer, designer fixtures, as well as central heating/air conditioning. Amenities include a rooftop terrace pool and spa, clubhouse, high-end fitness center, business center, coffee bar, fire pits and barbecues entertainment areas, rooftop beer garden, outdoor theater with LED TV, and rooftop lounge & bar. The business plan for the property is to hold long term. No material capital expenditures are planned as the property was delivered in 2017.

The property is located within the Platinum Triangle in Anaheim, CA, which is a redevelopment plan to bring in high density, mixed-use, office, restaurant, and residential projects to replace older industrial developments. The Platinum Triangle is approximately 820 acres encompassing many employment and demand generators such as Angel Stadium, Honda Center, and City National Grove of Anaheim. Additional nearby attractions include Disneyland Resort, Anaheim Convention Center, and The Shops at Anaheim GardenWalk. Furthermore, the George is located minutes away from some of the area’s top employers including Boeing, Kaiser Permanente, and St. Joseph Hospital of Orange.